Date: September 24, 2001                                        File No. 70-9899

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM U-1
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              -----------------------------------------------------

                                    Conectiv

                         Atlantic City Electric Company

                        Conectiv Resource Partners, Inc.

                                  P.O. Box 231
                            Wilmington, DE 19899-0231

                  Atlantic City Electric Transition Funding LLC

                                Mail Code: 89KS33

                                 P.O. Box 15597
                            Wilmington, DE 19850-5597

              (Name of company filing this statement and addresses
                         of principal executive offices)
                  --------------------------------------------

                                    Conectiv

                 (Name of top registered holding company parent)
                  --------------------------------------------

                                 Philip S. Reese

                          Vice President and Treasurer

                    (Name and addresses of agent for service)
                      ------------------------------------


The Commission is also requested to send copies of any communications in connection with this matter to:

Warren J. Ingber                        Thomas B. Reems                   Peter F. Clark
LeBoeuf, Lamb, Greene & MacRae, L.L.P.  LeBoeuf, Lamb, Greene & MacRae,   Conectiv
125 West 55th Street                    L.L.P.                            Vice President and General Counsel
New York, NY 10019-5389                 1875 Connecticut Avenue, NW       PO Box 231
(212) 424-8000                          Washington, DC  20036             Wilmington, DE 19899-0231
                                        (202) 986-8000                    (302) 429-3069

                                TABLE OF CONTENTS

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION......................................................................2

   A.  SUMMARY OF REQUEST.........................................................................................2
   B.  REGULATORY HISTORY.........................................................................................3
   C.  CHARACTERISTICS OF TRANSITION BONDS........................................................................5
   D.  ACE'S ORDERS FROM THE BPU..................................................................................6
   E.  SERVICING AGREEMENT........................................................................................8
   F.  ADMINISTRATION AGREEMENT...................................................................................9
   G.  USE OF PROCEEDS............................................................................................9
   H.  HEDGING TRANSACTIONS......................................................................................10
   I.  ACE'S OBLIGATION TO INDEMNIFY THE SPECIAL PURPOSE ISSUER AND THE TRUSTEE..................................10
   J.  HOLDING COMPANY SYSTEM....................................................................................11

ITEM 2.  FEES, COMMISSIONS AND EXPENSES..........................................................................14


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.........................................................................14


ITEM 4.  REGULATORY APPROVAL.....................................................................................14


ITEM 5.  PROCEDURE...............................................................................................15


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.......................................................................15


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.................................................................16




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         This Pre-Effective Amendment No. 1 amends and restates in its entirety the previous filing made in File No. 70-9899.

         By Holding Company Act Release No. 26833, File No. 70-9095, dated February 26, 1998, and by various supplemental orders(1) (the "Prior Orders"), the Securities and Exchange Commission (the "Commission") authorized Conectiv, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiaries to effect certain financial transactions. Conectiv, Atlantic City Electric Company ("ACE"), a wholly owned electric utility company subsidiary of Conectiv, Conectiv Resource Partners, Inc. ("CRPI") and Atlantic City Electric Transition Funding LLC (collectively, the "Applicants") now request authority to issue transition bonds as contemplated in recently adopted New Jersey legislation restructuring the electric utility industry of that state.

         ACE is a regulated public electric utility incorporated under the laws of the State of New Jersey on April 28, 1924. As of December 31, 2000, ACE served approximately 501,000 customers in its service territory, which covers an area of about 2,700 square miles in the southern one-third of New Jersey and has a population of approximately 0.9 million. ACE's customer base consists primarily of residential and commercial customers. ACE reported net income after extraordinary items of $54.4 million on revenue of $968.4 million for the year ended December 31, 2000.

         On February 9, 2001, Conectiv and Potomac Electric Power Company, known as PEPCO, entered into an agreement and plan of merger. The agreement and plan of merger contemplates the formation of a new holding company that would own all of the stock of Conectiv and PEPCO. It is currently contemplated that the merger will be consummated in the first quarter of 2002. The merger should not materially affect the structure of any issuance of transition bonds, the servicing of any bondable transition property or the tax or accounting treatment of any issuance.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         A. SUMMARY OF REQUEST.

                  In order to facilitate the issuance of transition bonds, ACE formed Atlantic City Electric Transition Funding LLC, a Delaware limited liability company, on March 28, 2001 (the "Special Purpose Issuer" or "ACE Transition Funding"), pursuant to a limited liability company agreement with ACE as its sole member, and acquired its securities pursuant to its authority


--------

(1) Holding Co. Act Release No. 26907, File No. 70-9095, (August 21, 1998); Holding Co. Act Release No. 26921, File No. 70-9095, (Sept. 28, 1998); Holding Co. Act Release No. 26930, File No. 70-9095, (Oct. 21, 1998); Holding Co. Act Release No. 26941, File No. 70-9095, (Nov. 13, 1998); and Holding Co. Act Release No. 27111, File No. 70-9095 (Dec. 14, 1999); Holding Co. Act Release No. 27213, File No. 70-9095 (Aug. 17, 2000); Holding Co. Act Release No. 27415, File No. 70-9095, (June 7, 2001).


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under the Prior Orders. To the extent not already authorized in the Prior
Orders, Applicants seek authority, through May 31, 2006, for:

         (1) ACE to sell and/or assign bondable transition property to the Special Purpose Issuer from time to time in exchange for the net proceeds from the sale of a series of transition bonds;

         (2) the Special Purpose Issuer to issue and sell transition bonds from time to time, pursuant to an underwriting agreement, in an aggregate principal amount up to $1.7 billion to be authorized and approved by the New Jersey Board of Public Utilities ("BPU"). The authority requested in this application/declaration is in addition to authority granted in the Prior Orders;

         (3) the Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, transition bonds;

         (4) ACE to act as the servicer of the bondable transition property and enter into a servicing agreement pursuant to which ACE or an affiliate will perform services for the Special Purpose Issuer and receive compensation determined on an "arm's length" basis rather than the "at-cost" standard of Section 13(b) of the Act;

         (5) ACE, CRPI or any successor entity, or another affiliate to act as the administrator for the Special Purpose Issuer pursuant to an administration agreement. The Special Purpose Issuer will pay a fee for these services which will be equal to a market rate fee rather than the "at-cost" standard of Section 13(b) of the Act;

         (6) the Special Purpose Issuer to use the proceeds from the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds principally to reduce stranded costs through the retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and/or buying out long-term power purchase contracts from nonutility generators and to pay related expenses; and

         (7) Applicants to engage in certain related transactions described in this application/declaration.

         B. REGULATORY HISTORY.

                  The New Jersey Electric Discount and Energy Competition Act (the "Competition Act"), signed into law in February 1999, provides, among other things, for the restructuring of the electric utility industry in New Jersey. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation services. While electric utilities will continue to provide transmission


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and distribution services, the Competition Act authorizes third-party electric power suppliers licensed by the BPU, referred to as third-party suppliers, to provide electric generation services to customers.

                  Prior to enactment of the Competition Act, electric utilities such as ACE invested in various generation-related assets, such as electric generating facilities, and entered into power purchase contracts with nonutility generators of electricity to help fulfill their duties to serve the public as regulated utilities. The electric utilities recovered their investments in these assets and the costs they incurred under these contracts by charging their customers the regulated rates approved by the BPU.

                  One of the expected effects of the deregulation of electricity generation is that rates will be determined by market forces. These market rates may not be high enough to allow the utilities to recover their investments in generation-related assets or to recover all of the costs incurred under power purchase contracts with nonutility generators of electricity, as market prices may be below a level that would provide a return on these investments or cover the costs incurred under these contracts. Accordingly, utilities may incur losses as a result of the transition from a regulated environment to a competitive environment for electric generation services.

                  The Competition Act provides for utilities to recover the anticipated loss in value of their generation-related assets and the costs incurred under power purchase contracts with nonutility generators of electricity that are not recoverable under market rates, including buyouts and buydowns of such contracts. These costs are known as stranded costs, and the Competition Act provides for their recovery through a nonbypassable charge included in customers' bills known as a market transition charge.

                  The Competition Act authorizes a utility to securitize its right to recover stranded costs through the issuance of transition bonds by the electric public utility or other financing entity approved by the BPU. This right is included in what is known as bondable transition property. To the extent a utility's right to recover stranded costs is securitized, a portion of the market transition charge is replaced by a nonbypassable irrevocable charge included in customers' electric bills known as a transition bond charge,(2) which is designed to meet the costs of paying the principal of and interest on the transition bonds and the costs associated with the issuance, credit enhancing and servicing of the transition bonds.

                  The Competition Act authorizes the BPU to issue a "bondable stranded costs rate order," such as a BPU financing order, approving, among other things, the issuance of transition bonds to recover bondable stranded costs and related expenses of a public electric utility. A utility, a finance subsidiary of a utility or a third-party assignee of a utility may issue transition bonds.


--------

(2) The Competition Act also authorizes the recovery of a related market transition charge tax component (the "MTC Tax").

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         C. CHARACTERISTICS OF TRANSITION BONDS.

                  The Special Purpose Issuer may issue transition bonds in different series, each made up of one or more classes, up to an amount authorized by the BPU, secured by its right, title and interest in and to the bondable transition property. Different series may have different interest rates and amortizations of principal, and each series may have classes with different interest rates and amortizations of principal.

                  The Competition Act contains a number of provisions designed to facilitate the securitization of stranded costs and related expenses while achieving reliable credit ratings, thereby reducing interest expenses and maximizing the benefits from securitization. The structure and pricing of the transition bonds assures that ACE's customers pay the lowest transition bond charge consistent with market conditions and the BPU's financing order.

                  (a) A Bondable Stranded Costs Rate Order Is Irrevocable. Under the Competition Act, bondable transition property is created by the issuance by the BPU of a bondable stranded costs rate order such as a BPU financing order. The Competition Act provides that a bondable stranded costs rate order will become irrevocable upon issuance and effectiveness of the order. Upon the transfer of the bondable transition property to an assignee, such as the Special Purpose Issuer, and the receipt of consideration for the sale of the transition bonds, the bondable stranded costs rate order, the transition bond charge and the bondable transition property become a vested, presently existing property right, vested ab initio in the assignee.

                  Under the Competition Act, neither the BPU nor any other governmental entity has the authority, directly or indirectly, legally or equitably, to rescind, alter, repeal, modify or amend a bondable stranded costs rate order, to revalue, re-evaluate or revise the amount of bondable stranded costs, to determine that the transition bond charge or the revenues required to recover bondable stranded costs are unjust or unreasonable, or in any way to reduce or impair the value of bondable transition property, nor will the amount of revenues from the transition bond charge be subject to reduction, impairment, postponement or termination. In addition, under the Competition Act, the State of New Jersey pledges and agrees with the holders of transition bonds, and with any assignee or financing entity, such as the Special Purpose Issuer, not to limit, alter or impair the bondable transition property or the other rights vested in a public electric utility or any assignee or pledgee of the utility or any financing entity or vested in the holders of any transition bonds pursuant to the bondable stranded costs rate order until the transition bonds are fully paid and discharged. In addition, the State of New Jersey pledges and agrees in the Competition Act that it will not in any way limit, alter, impair or reduce the value or amount of bondable transition property approved by the bondable stranded costs rate order except as contemplated by the periodic adjustments to the transition bond charge authorized by the Competition Act.

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                  (b) The Transition Bond Charge Will Cover All Costs. The
transition bond charge will be designed to be sufficient to pay the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, to fund reserves and to pay premiums, if any, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other expenses.

                  (c) The Transition Bond Charge Is To Be Adjusted Periodically. The Competition Act requires a bondable stranded costs rate order to provide for mandatory adjustment of the transition bond charge, at least once a year, upon petition of the public electric utility or its assignee or financing party. Such adjustments are based on formulas designed to provide for the full recovery of bondable stranded costs, including without limitation the timely payment of the principal of, and interest and acquisition or redemption premium on, the transition bonds in accordance with the expected amortization schedule.

                  (d) Customers Cannot Avoid Paying the Transition Bond Charge. The Competition Act provides that a transition bond charge is "nonbypassable," which means that the charge will be payable by consumers of electricity within a utility's service territory who use a public electric utility's transmission and distribution system, even if those customers elect to purchase electric supply from a third-party supplier.

                  (e) The Competition Act Characterizes the Transfer of Bondable Transition Property as a Sale or Other Absolute Transfer. The Competition Act provides that a transfer by a public electric utility or its assignee of bondable transition property will be treated as a sale or other absolute transfer of the transferor's right, title and interest and not as a borrowing secured by the bondable transition property if the parties expressly state in governing documents that a transfer is to be a sale or other absolute transfer. The Special Purpose Issuer is otherwise structured so as to qualify as "bankruptcy-remote" from ACE. Supplementally, the transition bonds will be secured by the bondable transition property since, despite the provisions of the Competition Act providing for treatment of the transaction as a sale or other absolute transfer, it might later be recharacterized as a financing and not a sale. The Competition Act provides for the perfection of the security interest granted in the bondable transition property by ACE to the trustee under the indenture pursuant to which the transition bonds are issued (the "Trustee").

         D.  ACE'S ORDERS FROM THE BPU.

                  On June 25, 2001, ACE filed a petition with the BPU requesting the issuance by the BPU of a bondable stranded costs rate order under the Competition Act to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both (See Exhibit D-1). ACE may file additional petitions with the BPU from time to time in connection with the recovery of additional stranded costs should the need arise.

                  The Competition Act provides for the issuance of transition bonds with scheduled amortizations upon issuance (1) not exceeding 15 years from the date of issuance in the case of transition bonds the proceeds of which will be used to reduce stranded costs related to utility-


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owned generation and (2) not exceeding the remaining term of a long-term power purchase agreement with a nonutility generator, in the case of transition bonds the proceeds of which will be used to buydown or buyout that power purchase agreement. For ACE, the power purchase agreement with the longest remaining term expires December 31, 2024.

                  In its petition, ACE has requested that in connection with its issuance of the financing order, the BPU find that: (i) ACE has taken all reasonable measures to date, and has the appropriate incentives or plans in place to take reasonable measures, to mitigate the total amount of its recoverable stranded costs, (ii) ACE will not be able to achieve the level of rate reduction deemed by the BPU to be necessary and appropriate pursuant to the provisions of N.J.S.A. 48:3-52 and N.J.S.A. 48:3-61 (as embodied for the benefit of customers in the BPU's final order), absent the issuance of transition bonds and the recovery of the MTC-Tax for the term of the transition bonds, and (iii) the issuance of the Transition Bonds provides tangible and quantifiable benefits to customers, including net present value savings over the term of the Transition Bonds (See Exhibit D-1, pages 45 to 46).

                  ACE has petitioned the BPU to allow ACE and the Special Purpose Issuer to issue transition bonds in a principal amount that, on the date of issuance, exceeds the aggregate amount of bondable transition property created under any BPU financing order or orders then in effect. The incremental amount of transition bonds issued over the amount of bondable transition property then created would be issued in anticipation of a subsequent authorization by the BPU of additional bondable transition property. In the event of such an incremental issuance, the Special Purpose Issuer would immediately deposit the bond proceeds from the sale of this incremental issuance into a separate prefunding account owned by it and administered by the bond trustee. ACE may provide additional credit enhancement for the incremental principal amount of bonds, as set forth in the related prospectus supplement and the related issuance advice letter. (See Exhibit D-1, pages 34 to 35).

                  If following such an issuance but within the time period specified in the designee certification issued by a designee of the bond trustee, the BPU approves the creation of additional bondable transition property in an amount equal to the incremental amount of transition bonds issued, ACE will sell that additional bondable transition property to the Special Purpose Issuer and receive as consideration for it all amounts in the prefunding account. If, however, the BPU does not approve the creation of additional bondable transition property in the incremental amount within that time period, at the end of that period all amounts in the prefunding account will be applied to redeem the incremental principal amount of transition bonds and pay accrued interest thereon on the terms set forth in the bond trustee's designee certification (See Exhibit D-1, pages 34 to 35).

                  The final structure, pricing and other terms of the transition bonds will be subject to the approval of the BPU or its designee. BPU approval will be obtained prior to any sale of transition bonds. The Special Purpose Issuer has requested authority to enter into hedge agreements to protect ACE's customers against interest rate exposure in connection with the sale


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of transition bonds. The Commission has already granted ACE authority to enter into these hedge agreements under the Prior Orders.

         E. SERVICING AGREEMENT.

                  ACE will enter into a servicing agreement with the Special Purpose Issuer and act as the servicer of the bondable transition property and will assess the transition bond charge on its customers bills.(3) ACE will calculate the transition bond charge based on the total amount required to be billed to customers in order to enhance the likelihood that transition bond charge collections, including any amounts on deposit in the reserve subaccount, are neither more nor less than the amount necessary to make timely payments of principal of and interest on the transition bonds and the other amounts required to be paid by the Special Purpose Issuer. The BPU is required to make periodic adjustments to the transition bond charge upon petition by ACE, as servicer, or the Special Purpose Issuer, to ensure receipt of revenues sufficient to recover all ongoing transaction costs. ACE, as servicer, will petition the BPU to approve such adjustments in the transition bond charge as are required to make up for any shortfall or excess in transition bond charge collections.

                  The Special Purpose Issuer will pay the servicer the monthly servicing fee with respect to the transition bonds to the extent that the Special Purpose Issuer has funds available to pay this fee. The servicing fee will be allocated among all series of transition bonds. The servicing fee must be comparable to one negotiated at arm's length, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to ensure that the Special Purpose Issuer will be able to operate independently, and if for any reason ACE could not continue to perform these services, a third-party servicer may be retained. Although the fee represents a reasonable good faith estimate of ACE's incremental cost to service the transition bonds, ACE cannot be certain that this fee will reflect ACE's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, ACE and the Special Purpose Issuer are seeking an exemption from these requirements. The BPU will approve the servicer fee and has extensive regulatory authority over securitization (See Exhibit D-1, pages 41 to 44 and 28 to 31). Accordingly, this exemption if granted, would not threaten any of the protected interests under the Act. Similar exemptions were granted in prior securitization orders. See Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107 (April 20, 2000); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23, 2001).

                  As long as ACE acts as servicer, the monthly servicing fee will be 0.10% (ten basis points) per annum of the initial principal balance of all transition bonds issued. Under certain limited circumstances, the BPU may designate or approve a successor servicer. If a

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(3) ACE currently contemplates that, in its capacity as servicer, it will have the sole responsibility for the billing, collection and remittance of the transition bond charge. The BPU, however, may permit a third-party supplier of electric power to assume such role.



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successor servicer is appointed, the servicing fee will be based on an amount approved by the BPU not to exceed a per annum rate equal to 1.25% of the initial principal balance of all transition bonds issued. Although not presently contemplated, ACE may subcontract some or all of its responsibilities as servicer to a third party.

         F. ADMINISTRATION AGREEMENT.

                  ACE, CRPI or any successor entity, or another affiliate will provide administrative services for the Special Purpose Issuer pursuant to an administration agreement between the Special Purpose Issuer and the administrator. In order to support the Special Purpose Issuer's status as a bankruptcy-remote entity, and to satisfy related rating agency and legal opinion requirements, the administration fee must be comparable to one negotiated in a market-based, arm's length transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing such services and facilities. Accordingly, the Special Purpose Issuer will pay the administrator a market rate fee for performing these services. Although the market-based fee represents a reasonable good faith estimate of ACE's costs to provide administrative services for the transition bonds, ACE cannot be sure that this fee will reflect its actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, ACE and CRPI are seeking an exemption from these requirements. The BPU will approve the administrator's fee and has extensive regulatory authority over securitization (See Exhibit D-1, pages 53 to 54). Accordingly, this exemption, if granted, would not threaten any of the protected interests under the Act. A similar exemption was granted in Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23,
2001).

         G. USE OF PROCEEDS.

                  As previously stated, the BPU will determine the specific amount of recovery eligible stranded costs to be recovered through the issuance of transition bonds. As required by the Competition Act, the Special Purpose Issuer will use the net proceeds from the issuance of the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds to reduce its stranded costs through the buydown or buyout of long-term power purchase contracts with non-utility generators and through the retirement of its debt or equity, or both, including the retirement of debt related to specific transactions completed prior to the issuance of the transition bonds for the buydown or buyout of long-term power purchase contracts with non-utility generators.

                  The specific amount of proceeds to be used to retire debt and /or equity will be dependent on ACE's capital structure and market conditions at the time of redemption.

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         H.  HEDGING TRANSACTIONS.

                  The Special Purpose Issuer may enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, the transition bonds. One or more classes of the transition bonds may be issued as variable rate instruments which are fixed or capped through the execution of an interest rate exchange agreement, an interest rate cap agreement or similar hedging arrangement (collectively, a "hedging arrangement"). This may occur in the event that ACE and its lead underwriter determine that such a hedging arrangement is expected to result in a lower interest cost on such classes of bonds or on all classes of a series taken as a whole. Any counterparty to a hedging agreement must have a credit rating consistent with achieving the highest possible ratings on the transition bonds. So long as the structure, pricing, terms and conditions meet such parameters, ACE will be authorized under BPU orders to undertake the hedging arrangement.

                  It may be advantageous, under certain market conditions, to enter into a hedging arrangement in order to attempt to synthetically fix or cap interest rates on the transition bonds in advance of the actual pricing of the transition bonds. The implementation of a hedging arrangement in advance of the pricing of the transition bonds will be undertaken only if ACE determines that such an arrangement is appropriate to assure that ACE can achieve the required rate reductions through securitization and to protect customers against future interest rate increases.

                  Because there is no market for hedging transition bonds directly, any hedging arrangement may not provide a "perfect" hedge against interest rate volatility. In order to hedge the risk of changes in the interest rates prior to the pricing of the transition bonds, it is necessary to make reference to rates and spreads in other markets, including the United States Treasury Bond market and the interest rate swap market. In addition, ACE may itself enter into hedging arrangements with one or more third party counterparties and enter into a back-to-back hedging arrangement with the Special Purpose Issuer.

         I. ACE'S OBLIGATION TO INDEMNIFY THE SPECIAL PURPOSE ISSUER AND THE TRUSTEE.

                  Under the sale agreement pursuant to which the bondable transition property is sold and/or assigned by ACE to the Special Purpose Issuer, subject to the limitations set forth below, ACE is obligated to indemnify the Special Purpose Issuer and the Trustee against:

         (a) any and all taxes, other than any taxes imposed on transition bondholders solely as a result of their ownership of transition bonds, that may at any time be imposed on or asserted against the Special Purpose Issuer and the Trustee under existing law as of the date of issuance of the transition bonds as a result of the sale and assignment of the bondable transition property by ACE to the Special Purpose Issuer, or the acquisition or holding of the bondable transition property by the Special Purpose Issuer, or the issuance and sale by the Special Purpose Issuer of


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                  the transition bonds, including any sales, general
                  corporation, personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any transition bond;

         (b) any and all amounts of principal of and interest on the transition bonds not paid when due or when scheduled to be paid in accordance with their terms and the amount of any deposits to the Special Purpose Issuer required to have been made in accordance with the terms of the basic documents that are not made when so required, in either case as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement;

         (c) any and all liabilities, obligations, claims, actions, suits or payments of any kind whatsoever that may be imposed on or asserted against the Special Purpose Issuer or the Trustee other than any liabilities, obligations or claims for or payments of principal of or interest on the transition bonds, together with any reasonable costs and expenses incurred by that person, as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement; and

         (d) any and all liabilities, obligations, losses, damages, payments or expenses that result from:

                  (i) ACE's willful misconduct, bad faith or gross negligence in the performance of its duties under the sale agreement, or

                  (ii) ACE's reckless disregard of its obligations and duties under the sale agreement.

                  Notwithstanding the foregoing, ACE will not indemnify the Special Purpose Issuer or the Trustee on behalf of the transition bondholders as a result of any change in the law by legislative enactment or constitutional amendment or any reduction by the State of New Jersey of the bondable transition property or transition bond charges in breach of the pledge and agreement of the State of New Jersey under the Competition Act.

         J.  HOLDING COMPANY SYSTEM.

                  Issuance of the transition bonds will not unduly complicate Conectiv's holding company system, and the authority requested by ACE in this application/declaration is consistent with similar orders issued in West Penn Power Company, Holding Co. Act Release No. 27091, File No. 70-9469, (October 19,
1999); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107. (April 20, 2000); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23, 2001).

                  By order dated August 17, 2000, Holding Co. Act Release No. 27213, File No. 70-9095, (the "EWG Order"), the Commission authorized Conectiv to invest up to $350 million in Exempt Wholesale Generators ("EWGs"). As of June 30, 2001, Conectiv's investment in EWGs was $156.3 million, and Conectiv has complied with the requirements of the EWG Order. Additionally, there were no earnings attributable to EWG projects covered by the "EWG Project Limit," as defined in the EWG Order.

                  Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from ($31.6) million on June 30, 2000 to $178.5 million on June 30, 2001. Since the time the EWG Order was issued, the following rating agency action has taken place for Conectiv and its subsidiaries. On February 12, 2001, Moody's Investors Service ("Moody's") placed the debt ratings of Conectiv, except for its short-term debt rating, under review for possible upgrade. The Prime-2 "P-2" short-term debt rating was confirmed. In addition, Moody's took action on ACE, assigning a senior secured debt rating of A2, up from A3, raising the unsecured debt and issuer rating to A3 from Baa1, and raising the short term debt rating to Prime-1 "P-1" from Prime-2 "P-2". Moody's confirmed the debt ratings of Delmarva Power & Light Company, a Delaware corporation and wholly owned subsidiary of Conectiv ("Delmarva"). Lastly, on February 12, 2001, Standard & Poor's placed the credit ratings of Conectiv, ACE, and their other affiliates on CreditWatch with developing implications. The ratings of Delmarva were placed on CreditWatch with negative implications.

                            UNSECURED CREDIT RATINGS

       Agency     Conectiv              Delmarva Power       Atlantic City
                                        & Light Company      Electric Company
       Moody's     Baa1/P-2                      A3/P-1           A3/P-1

        S & P      BBB+/A-2                      A-/A-1           BBB+/A-2

                  None of the conditions described in paragraph (b) of Rule 53 exists. Conectiv's earnings per share from continuing operations and the associated return on average common equity were $3.09 and 21.3%, respectively, for the quarter ending June 30, 2001, and $0.30 and 2.25%, respectively, for the quarter ending June 30, 2000.

                  As described in its Rule 24 Certificate for the quarter ending June 30, 2001, the market-to-book ratio of Conectiv's common stock was 1.54, and for Conectiv's Class A common stock was 1.39.

                  In Holding Co. Act Release No. 27111, File No. 70-9095, dated December 14, 1999, the Commission granted Conectiv authority to deviate from the Commission's traditional common equity ratio standard of 30% and allowed Conectiv to maintain a ratio of 20%. Applicants described the anticipated issuance of transition bonds in the applications for that order and supplemental orders. See e.g. Post-Effective Amendment No. 16 to Form U-1, filed June 6, 2001, (filed prior to Holding Co. Act Release No. 27415) in File No. 70-9095; Post-

 Effective Amendment No. 11 to Form U-1, filed August 16, 2000 (filed prior to Holding Co. Act Release No. 27213) in File No. 70-9095; Post-Effective Amendment No. 9 to Form U-1, filed December 9, 1999 (filed prior to Holding Co. Act Release No. 27111) in File No. 70-9095. The anticipated amount of securitization bonds was also reflected in the exhibits of prior applications. See Post-Effective Amendment No. 7 to Form U-1, filed October 14, 1999 in File No. 70-9095 and Pre-Effective Amendment No. 4 to Form U-1, filed June 28, 2000 in File No. 70-9655. Conectiv's common equity ratio as of June 30, 2001 was 26.9%. The issuance of $1.7 billion of transition bonds and the associated retirement of debt will drop Conectiv's common equity ratio to 23.0%. Assuming Conectiv has earnings growth comparable to historic growth in addition to the regularly scheduled amortization of principal on the Transition Bonds, Conectiv expects this ratio to rise above 30% by 2005. Alternatively, Conectiv estimates that the retirement of debt and equity with a portion of the proceeds received from the sale of Delmarva Power & Light's generating assets to NRG Energy, Inc., will return Conectiv's common equity ratio to above 30% by year-end 2001. The transition bonds will be serviced by the cash flows from the transition bond charges. Accordingly, while shown as debt on the consolidated financial statements of Conectiv, the transition bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the transition bonds of $1.7 billion from the consolidated pro forma capital structure of Conectiv, the common equity ratio would be 33.4% after the associated retirement of debt and equity from the proceeds of the transition bonds.

                  ACE's common equity ratio as of June 30, 2001 was 35.3%. The issuance of $1.7 billion of transition bonds and the associated retirement of debt and equity will drop ACE's ratio to approximately 11.5%. Assuming ACE has earnings growth comparable to historic growth in addition to the regularly scheduled amortization of principal on the Transition Bonds, ACE expects this ratio to return to over 30% by 2010. It should be noted that the application submitted under Post-Effective Amendment No. 11 to Form U-1 in File No. 70-9095 contemplated an initial issuance of transition bonds in an amount less than 1.7 billion in calculating when ACE's common equity ratio would return to over 30%. The transition bonds will be serviced by the cash flows from the transition bond charges. Accordingly, while shown as debt on the consolidated financial statements of Conectiv, the transition bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the transition bonds of $1.7 billion from the consolidated pro forma capital structure of ACE, the common equity ratio would be 37.2% after the associated retirement of debt and equity. See Post-Effective Amendment No. 11 to Form U-1, filed August 16, 2000 and Post-Effective Amendment No. 9 to Form U-1, filed December 9, 1999 in File No. 70-9095.

                  In File No.70-9655, it was stated that ACE's common equity ratio would drop to 23% following the issuance of the transition bonds. This calculation was based on an initial expectation of the amount of transition bonds to be issued. As detailed in Exhibit H-2, filed herewith under a request for confidential treatment, the authorization for the issuance of up to $1.7 billion of transition bonds as requested herein, includes recovery of stranded costs yet to be determined in excess of the initial expectation stated in File No. 70-9655. It is essential that ACE have the flexibility to quickly access financing in order to monetize and recover these yet to be determined generation related stranded costs. Delays in obtaining future authorizations under the Act for such financing would cause delays in monetizing and recovering these yet to be determined stranded costs. Therefore, the applicants have included a request for the maximum amount of transition bonds in this filing.

                  Both Conectiv and ACE's consolidated pro forma long-term debt includes the issuance of $1.7 billion of transition bonds. Such issuance does not adversely affect their respective cash flows. The transition bonds will be separately rated by credit rating agencies. The transition bonds will not impact Conectiv or ACE's credit ratings. The credit rating agencies recognize that the transition bonds will be serviced by the transition bond charge approved by the BPU and, therefore, are independent of Conectiv or ACE's credit. Bonds similar to these transition bonds that have been issued by other utility companies have been rated AAA. It is expected that an AAA rating will be achieved for the transition bonds to be issued by ACE Transition Funding.

                  Should the merger be consummated as intended, the financial health of the new ultimate parent company would not be negatively impacted by the issuance of the transition bonds.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                  ACE estimates that through the issuance of the transition bonds, it will incur $25 million in legal, financial, and other transaction related fees. These fees represent 1.5% of the total value of the bonds, a ratio that is within the same range of other securitization transactions. See West Penn Power Company, Holding Co. Act Release 27091, File No. 70-9469, (October 19, 1999) (authorizing fees of $2,076,260 for issuance of $600,000,000 in transition bonds, 0.3%); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107, (April 20, 2000) (authorizing fees of $19,288,000 for issuance of $797,400,000 in transition bonds, 2.4%); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697, (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364 (March 23,
2001) (authorizing fees of $28,000,000 for issuance of $2,462,000,000 by three entities, 1.2%).

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

                  Sections 6(a), 7, 9, 10, 12(b), 12(f), 12(g) and 13(b) and
Rules 42, 43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.

ITEM 4.  REGULATORY APPROVAL.

                  The proposed securitization is subject only to the approval of the BPU. ACE's applications to the BPU are described in Item 1.D.

ITEM 5.  PROCEDURE.

                  Applicants hereby request that there be no hearing on this application/declaration and that the Commission issue its order as soon as practicable. Applicants also respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this application/declaration not later than October 5, 2001, such notice to specify a date not later than October 30, 2001, by which comments may be entered.

                  Applicants hereby: (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits
--------

A-1 Membership Agreement of the Special Purpose Issuer (to be filed by amendment)

A-2 Registration Statement on Form S-3 (incorporated by reference to Form S-3, File No. No.333-59558, filed on April 26, 2001)

B-1      Form of Sale Agreement (to be filed by amendment)

B-2      Form of Servicing Agreement (to be filed by amendment)

B-3      Form of Administration Agreement (to be filed by amendment)

D-1      Application before the BPU (filed on Form SE (paper filing))

D-2      Order of the BPU (to be filed by amendment)

F-1      Opinion of Counsel (to be filed by amendment)

F-2      Past-Tense Opinion of Counsel (to be filed by amendment)

H-1      Revised Proposed Form of Notice (filed herewith)

H-2 Estimated Stranded Costs (to be filed under a request for confidential treatment)

Financial Statements
--------------------

FS-1 Conectiv's Consolidated Balance Sheet for the quarter ended June 30, 2001 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 14, 2001)

FS-2 Conectiv's Consolidated Statements of Income for the quarter ended June 30, 2001 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 14, 2001)

FS-3 Conectiv's Condensed Consolidated Statements of Income for the year ended December 31, 2000 (incorporated by reference to Form 10-K, File No. 1-13895, filed on March 15, 2001)

FS-4 Atlantic City Electric's Consolidated Balance Sheet for the quarter ended June 30, 2001 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2001)

FS-5 Atlantic City Electric's Consolidated Statements of Income for the quarter ended June 30, 2001 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2001)

FS-6 Atlantic City Electric's Consolidated Statements of Income for the year ended December 31, 2000 (incorporated by reference to Form 10-K, File No. 13559, filed on April 2, 2001)

FS-7 Conectiv's Pro Forma Consolidated Balance Sheet for the quarter ended June 30, 2001 (filed herewith)

FS-8 Conectiv's Pro Forma Consolidated Statements of Income for the 12 months ended June 30, 2001 (filed herewith)

FS-9 Atlantic City Electric's Pro Forma Consolidated Balance Sheet for the quarter ended June 30, 2001 (filed herewith)

FS-10 Atlantic City Electric's Pro Forma Consolidated Statements of Income for the 12 months ended June 30, 2001 (filed herewith)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.

                                  Conectiv

                                  Atlantic City Electric Company
                                  Conectiv Resource Partners, Inc.

                                  /s/ Philip S. Reese
                                  ----------------------------------------------
                                  Name: Philip S. Reese
                                  Title: Vice President and Treasurer


                                  Atlantic City Electric Transition Funding LLC

                                  /s/ John C. van Roden
                                  ----------------------------------------------
                                  Name: John C. van Roden
                                  Title: Chief Financial Officer


September 24, 2001